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                             October 26, 2022

       Ming Zhu
       Chief Executive Officer
       Fundhomes 1, LLC
       1700 Westlake Ave. N., Suite 200
       Seattle, WA 98109

                                                        Re: Fundhomes 1, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 13,
2022
                                                            File No. 024-11939

       Dear Ming Zhu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amended Offering Statement on Form 1-A

       Cover Page

   1. We note your revised disclosure in response to prior comment 1 that a fully executed subscription agreement
for any particular investor in a Series Offering will be accepted or rejected by the Manager
within 30 days of being received by the Series. Additionally, it continues to appear you
reserve the right for the manager to terminate this offering in its sole discretion prior
to closing. Given the length of time you have to process subscription requests and can reject
or delay a subscription for any reason and may terminate the offering at any time
prior to closing, please provide us your analysis as to whether your offering should be
considered to be a delayed offering and not a continuous offering within the meaning of
Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple
 Ming Zhu
Fundhomes 1, LLC
October 26, 2022
Page 2
      persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.
2. Please reconcile your disclosure that if an initial closing has not occurred, a Series
      Offering will be terminated upon the earliest to occur of (i) six months after the date the
      Series Offering begins with your disclosure that an initial closing of a Series Offering will take place on the earliest to occur of ... (iii) the date that is one year after the date that a particular Series Offering begins. It appears an initial closing could not occur in one year under these provisions, as the offering would already have terminated in six months.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
General, page 65

3. Refer to comment 15 in our letter dated August 10, 2022. Please expand your disclosure in this section to address the implications for investors in a series in the event such series may not be treated as a separate corporation for tax purposes and address the applicability of IRS regulations on domestic series LLCs including the 2010 proposed regulations regarding the classification for Federal tax purposes of a series of a domestic series limited liability company, as applicable.
4.    We note your statement, on page 64, that    The statements in this
section     are for general
      information purposes only and are not tax advice.    As previously noted,
please remove or
      revise the general disclaimers regarding tax consequences as investors are entitled to rely on your disclosure in the Offering Statement.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameMing Zhu
                                                              Division of
Corporation Finance
Comapany NameFundhomes 1, LLC
                                                              Office of Real
Estate & Construction
October 26, 2022 Page 2
cc:       Jason Powell, Esq.
FirstName LastName